Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty & Ely Gold Announce Town Hall Meeting - August 5, 2021

Vancouver, British Columbia – August 3, 2021 – Gold Royalty Corp. (NYSE American: GROY) ("GRC") and Ely Gold Royalties Inc. (TSXV: ELY) (OTCQX: ELYGF) ("Ely Gold") are pleased to announce that they will jointly host a Town Hall Meeting on Thursday, August 5, 2021 at 11:00 am EST.

Trey Wasser President & CEO of Ely Gold Royalties and David Garofalo, CEO & Chairman of Gold Royalty Corp, will be providing shareholders and interested stakeholders an update on the recent transaction announced June 21, 2021; "Gold Royalty and Ely Gold to Combine to Create a Leading Precious Metals Royalty Company". The presentation will be followed by a question-and-answer session where attendees will be able to ask any questions they may have of management.

To register for the Town Hall Meeting, please click this link: https://www.bigmarker.com/ftmig1/Ely-Gold-Royalties-Gold-Royalty-Corp-August-Town-Hall?utm_bmcr_source=irinc

About Ely Gold Royalties Inc.

Ely Gold Royalties Inc. is a Nevada focused gold royalty company. Its current portfolio includes royalties at Jerritt Canyon, Goldstrike and Marigold, three of Nevada's largest gold mines, as well as the Fenelon mine in Quebec, operated by Wallbridge Mining. Ely Gold continues to actively seek opportunities to purchase producing or near-term producing royalties. Ely Gold also generates development royalties through property sales on projects that are located at or near producing mines. Management believes that due to Ely Gold's ability to locate and purchase third-party royalties, its strategy of organically creating royalties and its gold focus, Ely Gold offers shareholders a favorable leverage to gold prices and low-cost access to long-term gold royalties in safe mining jurisdictions.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties ranging from 0.5% to 2.0% on 18 gold properties covering 12 projects located in the Americas.

For additional information, please contact

Gold Royalty Corp. Telephone: (833) 396-3066 Email: info@goldroyalty.com	Ely Gold Royalties Inc. Trey Wasser, President & CEO Telephone: (972) 803-3087 E-mail: trey@elygoldinc.com	Ely Gold Royalties Inc. Joanne Jobin, Investor Relations Officer Telephone: (647) 964-0292 E-mail: jjobin@elygoldinc.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes 'forward-looking information' and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements") and involve known and unknown risks, uncertainties and other factors that may cause Ely Gold’s and GRC's actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the proposed transaction and the Arrangement; the ability of the parties to satisfy the conditions to closing of the Arrangement; and the anticipated timing thereof; and the anticipated timing, benefits and effects of the completion of the Arrangement, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, obtaining required shareholder and regulatory approvals, exercise of any termination rights under the Agreement, any inability to satisfy the other conditions in the Agreement, material adverse effects on the business, properties and assets of Ely Gold; and any inability of the parties to realize the benefits of the proposed transaction. Although each of Ely Gold and GRC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Ely Gold nor GRC undertakes to update any forward-looking statements, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.